09045440

Emeco Holdings Limited

5 February 2009

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

SEC Mail Processing
Section

FEB 23 2009

Washington, DC
110

Dear Sir/Madam

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 5 February 2009 – Notice of initial substantial holder – Commonwealth Bank of Australia and its subsidiaries*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecoequipment.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

PROCESSED
MAR 05 2009
THOMSON REUTERS

Sincerely

M. Kirkpatrick

Michael Kirkpatrick
General Manager Corporate Services

Encl

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	05-Feb-2009
Time	13:26:49
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Becoming a substantial holder from CBA

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

FORM 603

Corporations Act 2001
Section 671B

Notice of initial Substantial Holder

To: Emeco Holdings Limited

ACN/ARSN:

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

The holder became a substantial holder on: 30/01/2009

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	2,570,272	2,570,272	0.41%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	27,792,843	27,792,843	4.4% See note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	1,933,836	1,933,836	0.31% See note 2 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
GRAND TOTAL Fully paid ordinary shares	32,296,951	32,296,951	5.12%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of shares
Avanteos Investments Limited	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	1,700 Fully paid ordinary shares
Colonial First State Investment Limited (1)	Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	1,506,148 Fully paid ordinary shares
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Power to exercise voting rights pursuant to position held as superannuation trustee	895,469 Fully paid ordinary shares
CommSec Trading Limited	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	166,955 Fully paid ordinary shares
Acadian Asset Management (Australia)	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	5,881,747 Fully paid ordinary shares"*" See note 1 on the last page of this form.
Colonial First State Investment Limited (3)	Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	21,911,096 Fully paid ordinary shares"*" See note 1 on the last page of this form.
Acadian Asset Management (Australia)	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	1,933,836 Fully paid ordinary shares"**" See note 2 on the last page of this form.
Total		32,296,951

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of shares
Acadian Asset Management (Australia)	Citicorp Nominees Pty Limited		1,647,335 Fully paid ordinary shares"*" See note 1 on the last page of this form.
Acadian Asset Management (Australia)	Citicorp Nominees Pty Limited		1,303,924 Fully paid ordinary shares"*" See note 2 on the last page of this form
Acadian Asset Management (Australia)	Citigroup Global Market Limited		4,234,412 Fully paid ordinary shares"*" See note 1 on the last page of this form.
Acadian Asset Management (Australia)	JP Morgan Nominees Australia Limited		629,912 Fully paid ordinary shares"*" See note 2 on the last page of this form
Avanteos Investments Limited	Avanteos Investments Limited		1,700 Fully paid ordinary shares
Colonial First State Investment Limited (1)	Citicorp Nominees Pty Limited		1,506,148 Fully paid ordinary shares
Colonial First State Investment Limited (3)	Citicorp Nominees Pty Limited		21,911,096 Fully paid ordinary shares"*" See note 1 on the last page of this form.
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Citicorp Nominees Pty Limited		895,469 Fully paid ordinary shares
CommSec Trading Limited	Share Direct Nominees Pty Limited		166,955 Fully paid ordinary shares
Grand Total			32,296,951

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash	Non-Cash	Class and number of securities
See annexure "B" to this notice.				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association
Avanteos Investments Limited	Is a related body corporate of Commonwealth Bank of Australia
Colonial First State Investment Limited (1)	Is a related body corporate of Commonwealth Bank of Australia
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Is a related body corporate of Commonwealth Bank of Australia
CommSec Trading Limited	Is a related body corporate of Commonwealth Bank of Australia
Acadian Asset Management (Australia)	Is a related body corporate of Commonwealth Bank of Australia
Colonial First State Investment Limited (3)	Is a related body corporate of Commonwealth Bank of Australia
Acadian Asset Management (Australia)	Is a related body corporate of Commonwealth Bank of Australia

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Avanteos Investments Limited	105 Camberwell Road Hawthorn East Vic 3123
Colonial First State Investment Limited (1)	Level 29, 52 Martin Place, Sydney NSW 2000
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Level 9, 48 Martin Place, Sydney NSW 2000
CommSec Trading Limited	Level 11, 363 George Street Sydney NSW 2000
Acadian Asset Management (Australia)	Level 40, 264 George Street Australia Square Sydney NSW 2000
Colonial First State Investment Limited (3)	Level 29, 52 Martin Place, Sydney NSW 2000
Acadian Asset Management (Australia)	Level 40, 264 George Street Australia Square Sydney NSW 2000

8. Signature

NOTE 1–(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2–(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. Capital 121 has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

John Damien Hatton – Company Secretary

Dated the 4 day of February 2009.

Annexure A

This is the annexure mark A referred to in Form 603, Notice of initial Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 30/01/2009

John Damien Hatton – Company Secretary

SCHEDULE

ASB Bank Limited
ASB Capital No.2 Limited
ASB Holdings Limited
Avanteos Pty Limited (ACN 066 862 97)
CBA (Delaware) Finance Incorporated
CBA Asia Limited
CBA Capital Trust II
CBA Funding Trust 1
CBA NZ Holding Limited
CBCL Australia Limited
CBFC Limited (ACN 008 519 462)
CMG Asia Life Holdings Limited
Colonial AFS Services Pty Limited (ACN 083 514 667)
Colonial Finance Limited (ACN 067 105 435)
Colonial First State Asset Management (Australia) Limited (ACN 114 194 311)
Colonial First State Investments (NZ) Limited
Colonial First State Property Limited (ACN 085 313 926)
Colonial First State Property Retail Trust
CommBank Europe Limited
CommCapital S.a.r.l
Commonwealth Financial Planning Limited(ACN 003 900 169)
Commonwealth Insurance Limited (ACN 067 524 216)
Commonwealth Securities Limited (ACN 067 254 399)
Copacabana Beach Pty Ltd(ACN 123 047 978)
CTB Australia Limited
eCommlegal Pty Ltd
First State (HK) LLC
First State Investment Managers (Asia) Limited (ACN 054 571 701)
Fringe Pty Ltd (ACN 078 791 901)
Greenwood Lending Pty Ltd(ACN 112 461 131)
GT Funding No6 Ltd Partnership(NSWLP 00000537)
GT Operating No.2 Pty Limited(ACN 100 915 517)
Harboard Beach Pty Ltd(ACN 123 178 450)
Homepath Pty Limited (ACN 081 986 530)
Jacques Martin Administration and Consulting Pty Limited(ACN 006 787 748)
Kiwi Property Management Limited
Loft No 3 Pty Ltd(ACN 118 488 234)
M-Land Pty Ltd(ACN 106 099 923)
Medallion Trust Series 2003-1G
Medallion Trust Series 2005-1G
Medallion Trust Series 2007 4P
Medallion Trust Series 2007-1G
MIS Funding No1 Pty Limited(ACN 119 268 905)
Newport Limited
Pavillion and Park Limited
PERLS III Trust (formally Preferred Capital Limited)
Prime Investment Entity Limited(ACN 065 915 139)
PT Bank Commonwealth
Series 2001-1G Medallion Trust
Share Investments Pty Limited(ACN 010 035 837)
SHIELD Series 50
Sovereign Limited
Watermark Limited

ASB Capital Limited
ASB Group (Life) Limited
Avanteos Investments Ltd (ACN 096 259 979)
Burdekin Investments Limited
CBA (Europe) Finance Limited
CBA Capital Trust I
CBA Funding (NZ) Limited
CBA Investments Limited (ACN 000 835 423)
CBA USD Funding Limited
CBFC Leasing Pty Limited(ACN 008 520 965)
CFS Managed Property Limited(ACN 006 464 428)
Collateral Leasing Pty Limited(ACN 002 681 218)
Colonial Fiji Life Limited
Colonial First State (UK) Holdings Limited
Colonial First State Group Limited (ACN 004 405 556)
Colonial First State Investments Limited (ACN 002 348 352)
Colonial First State Property Management Pty Ltd (ACN 101 504 045)
Colonial Holding Company Limited (ACN 074 706 782)
CommBankManConsult(Asia)Co Ltd
CommInternational Limited
Commonwealth Insurance Holdings Limited (ACN 088 327 959)
Commonwealth Managed Investments Limited (ACN 084 098 180)
CommTrading Limited
Crystal Avenue Pty Limited(ACN 123 019 956)
D Compartment ABI Lux Co
Financial Wisdom Limited(ACN 006 646 108)
First State Investment Holdings (Singapore) Ltd
First State Investments (Cayman) Limited
FS Investments (Bermuda) Ltd
Group Treasury Services NZ Limited(ACN 1761530)
GT Investments No 3 Pty Ltd(ACN 126 767 931)
GT Operating No4 Pty Ltd(ACN 121 276 088)
Hemisphere Lane Pty Ltd(ACN 100 915 400)
IWL Limited(ACN 078 119 212)
Kiwi Income Properties Limited
Lily Pty Ltd(ACN 124 503 117)
Luca Limited Partnership
Medallion Series Trust 2006 1G
Medallion Trust Series 2004-1G
Medallion Trust Series 2005-2G
Medallion Trust Series 2007 5P
Medallion Trust Series 2008-1R
National Bank of Fiji Limited
Padang Pty Ltd(ACN 106 099 496)
PERLS II Trust (ARSN 107 133 488)
Pontoon (Funding)PLC
PT Astra CMG Life
Securitisation Advisory Services Pty Ltd(ACN 064 133 946)
Series 2002-1G Medallion Trust
SHIELD Series 21
Sovereign Group Limited
Sparad (No. 24) Pty Limited (ACN 057 975 087)

End of Annexure A

Annexure B

This is the annexure mark B referred to in Form 603, Notice of initial Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 30/01/2009

John Damien Hatton – Company Secretary

Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund

Date	Registered Company	Transaction type	Quantity	Consideration
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	306	245
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	44580	35264
16 Oct 2008	Citicorp Nominees Pty Limited	BUY	51708	38985
20 Oct 2008	Citicorp Nominees Pty Limited	BUY	56151	41918
24 Oct 2008	Citicorp Nominees Pty Limited	BUY	103	79
24 Oct 2008	Citicorp Nominees Pty Limited	BUY	38058	28850
31 Oct 2008	Citicorp Nominees Pty Limited	BUY	53214	29781
06 Nov 2008	Citicorp Nominees Pty Limited	BUY	183	133
06 Nov 2008	Citicorp Nominees Pty Limited	BUY	6718	4721
10 Nov 2008	Citicorp Nominees Pty Limited	BUY	88	68
10 Nov 2008	Citicorp Nominees Pty Limited	BUY	42480	32381
13 Nov 2008	Citicorp Nominees Pty Limited	BUY	79745	52564
18 Nov 2008	Citicorp Nominees Pty Limited	BUY	70407	37752
21 Nov 2008	Citicorp Nominees Pty Limited	BUY	103673	47122
27 Nov 2008	Citicorp Nominees Pty Limited	BUY	57958	27726
Total			**605372**	**377589**
Entity Total			**605372**	**377589**

Colonial First State Investment Limited (2)

Date	Registered Company	Transaction type	Quantity	Consideration
17 Oct 2008	Citicorp Nominees Pty Limited	SELL	-113600	-85768
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-46134	-26527
07 Nov 2008	Citicorp Nominees Pty Limited	SELL	-4600	-3482
19 Nov 2008	Citicorp Nominees Pty Limited	SELL	-6600	-3399
21 Nov 2008	Citicorp Nominees Pty Limited	SELL	-17400	-8036
26 Nov 2008	Citicorp Nominees Pty Limited	SELL	-22258	-10239
02 Dec 2008	Citicorp Nominees Pty Limited	SELL	-12966	-6467
08 Dec 2008	Citicorp Nominees Pty Limited	SELL	-15461	-6425
Total			**-239019**	**-150343**
Entity Total			**-239019**	**-150343**

Colonial First State Investment Limited (3)

Date	Registered Company	Transaction type	Quantity	Consideration
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	94806	68716
07 Oct 2008	Citicorp Nominees Pty Limited	BUY	688122	498754
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	71356	57379
16 Oct 2008	Citicorp Nominees Pty Limited	BUY	48833	36817
24 Oct 2008	Citicorp Nominees Pty Limited	BUY	73	56
24 Oct 2008	Citicorp Nominees Pty Limited	BUY	27035	20494
31 Oct 2008	Citicorp Nominees Pty Limited	BUY	143223	81281
31 Oct 2008	Citicorp Nominees Pty Limited	BUY	177938	102419
03 Nov 2008	Citicorp Nominees Pty Limited	BUY	74	46

CFS/IMS

03 Nov 2008	Citicorp Nominees Pty Limited	BUY	1235	743
03 Nov 2008	Citicorp Nominees Pty Limited	BUY	299656	189787
06 Nov 2008	Citicorp Nominees Pty Limited	BUY	160	116
06 Nov 2008	Citicorp Nominees Pty Limited	BUY	5899	4145
10 Nov 2008	Citicorp Nominees Pty Limited	BUY	80	62
10 Nov 2008	Citicorp Nominees Pty Limited	BUY	38771	29554
11 Nov 2008	Citicorp Nominees Pty Limited	SELL	-84982	-61578
13 Nov 2008	Citicorp Nominees Pty Limited	BUY	45943	30283
13 Nov 2008	Citicorp Nominees Pty Limited	SELL	-419192	-275429
13 Nov 2008	Citicorp Nominees Pty Limited	SELL	-67539	-44376
14 Nov 2008	Citicorp Nominees Pty Limited	SELL	-75438	-50101
14 Nov 2008	Citicorp Nominees Pty Limited	SELL	-11532	-7659
21 Nov 2008	Citicorp Nominees Pty Limited	BUY	87191	39631
24 Nov 2008	Citicorp Nominees Pty Limited	BUY	251637	114778
26 Nov 2008	Citicorp Nominees Pty Limited	BUY	137200	65052
27 Nov 2008	Citicorp Nominees Pty Limited	BUY	563227	266458
15 Dec 2008	Citicorp Nominees Pty Limited	BUY	504287	185944
19 Dec 2008	Citicorp Nominees Pty Limited	BUY	40926	10662
19 Dec 2008	Citicorp Nominees Pty Limited	BUY	379152	98774
22 Dec 2008	Citicorp Nominees Pty Limited	BUY	13582	3580
22 Dec 2008	Citicorp Nominees Pty Limited	BUY	122990	32423
22 Dec 2008	Citicorp Nominees Pty Limited	BUY	250272	62716
22 Dec 2008	Citicorp Nominees Pty Limited	BUY	2266207	567887
31 Dec 2008	Citicorp Nominees Pty Limited	BUY	21261	6056
31 Dec 2008	Citicorp Nominees Pty Limited	BUY	194825	55493
09 Jan 2009	Citicorp Nominees Pty Limited	SELL	-173718	-51210
15 Jan 2009	Citicorp Nominees Pty Limited	BUY	41201	10073
15 Jan 2009	Citicorp Nominees Pty Limited	BUY	368918	90191
23 Jan 2009	Citicorp Nominees Pty Limited	SELL	-9050	-1899
29 Jan 2009	Citicorp Nominees Pty Limited	BUY	120381	19910
29 Jan 2009	Citicorp Nominees Pty Limited	BUY	1065919	176291
Total			7230929	2434319
Entity Total			7230929	2434319

Colonial First State Investment Limited (1)

Date	Registered Company	Transaction type	Quantity	Consideration
10 Oct 2008	Citicorp Nominees Pty Limited	BUY	151138	105041
10 Oct 2008	Citicorp Nominees Pty Limited	SELL	-151138	-105041
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	80440	62901
15 Oct 2008	Citicorp Nominees Pty Limited	BUY	127693	99851
16 Oct 2008	Citicorp Nominees Pty Limited	BUY	85075	63990
16 Oct 2008	Citicorp Nominees Pty Limited	BUY	135051	101579
17 Oct 2008	Citicorp Nominees Pty Limited	BUY	799	600
17 Oct 2008	Citicorp Nominees Pty Limited	BUY	1269	952
20 Oct 2008	Citicorp Nominees Pty Limited	BUY	8300	6188
24 Oct 2008	Citicorp Nominees Pty Limited	BUY	264013	201970
24 Oct 2008	Citicorp Nominees Pty Limited	BUY	626821	479518
24 Oct 2008	Citicorp Nominees Pty Limited	SELL	-626821	-479518
24 Oct 2008	Citicorp Nominees Pty Limited	SELL	-264013	-201970
31 Oct 2008	Citicorp Nominees Pty Limited	BUY	9400	5405
31 Oct 2008	Citicorp Nominees Pty Limited	BUY	36734	21122
26 Nov 2008	Citicorp Nominees Pty Limited	BUY	22258	10239
19 Jan 2009	Citicorp Nominees Pty Limited	SELL	-494	-108
Total			506525	372719
Entity Total			506525	372719

Acadian Asset Management (Australia)

Date	Registered Company	Transaction type	Quantity	Consideration
03 Nov 2008	Citicorp Nominees Pty Limited	BUY	29279	17268
21 Nov 2008	Citicorp Nominees Pty Limited	BUY	48967	21554
25 Nov 2008	Citicorp Nominees Pty Limited	BUY	628495	306140
04 Dec 2008	Citicorp Nominees Pty Limited	BUY	226703	103271
12 Dec 2008	Citicorp Nominees Pty Limited	BUY	295963	109829
Total			**1229407**	**558062**

Date	Registered Company	Transaction type	Quantity	Consideration
31 Oct 2008	Citigroup Global Market Limited	BUY	380100	211748
08 Dec 2008	Citigroup Global Market Limited	BUY	636788	270264
19 Dec 2008	Citigroup Global Market Limited	BUY	100000	28014
Total			**1116888**	**510026**

Date	Registered Company	Transaction type	Quantity	Consideration
11 Nov 2008	JP Morgan Nominees Australia Limited	BUY	224960	165633
01 Dec 2008	JP Morgan Nominees Australia Limited	BUY	99558	53121
27 Jan 2009	JP Morgan Nominees Australia Limited	SELL	-102974	-19738
Total			**221544**	**199016**

Entity Total	**2567839**	**1267104**

Grand Total	**10671646**	**4301385**

End of Annexure B

END